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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Tengasco, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

88033R205
(CUSIP Number)

Peter E. Salas
129 East 17th St. NY, NY 10003
Phone 212-982-5071
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 18, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [_].

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (03/00)	Page 1 of _ pages

CUSIP No. 88033R205	13D	Page 2 of __ Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). Peter E. Salas, individually and as General Partner of Dolphin Offshore Partners, L.P.

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [_] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC,PF

5.	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization USA 16,412,452

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 16,412,452

	8.	Shared Voting Power

	9.	Sole Dispositive Power 16,412,452

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,412,452

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 33.9%

14.	Type of Reporting Person (See Instructions) IN, PN

SEC 1746 (2/98)	Page 2 of __ pages

Item 1.   Security and Issuer

The title of the class of security to which this statement relates is the Common Stock of Tengasco, Inc. whose principal executive offices are located at 603 Main Ave. Suite 500, Knoxville, TN 37902.

Item 2.   Identity and Background

This statement is filed by Peter E. Salas, a United States citizen with a business address at Dolphin Asset Management Corp., 129 East 17th Street, NY, NY 10003, individually and as General Partner of Dolphin Offshore Partners, L.P. His present principal occupation is General Partner of Dolphin Offshore Partners, L.P. During the last five years, Mr. Salas has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgment, decree or final order enjoining future State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

14,248,732 shares were acquired in the rights offering conducted by the Company on March 18, 2004. Of this total, 144,000 shares were acquired in Mr. Salas's individual capacity; the remainder were acquired by Dolphin Offshore Partners, L.P.

Item 4.   Purpose of Transaction

The shares were acquired for investment purposes only.

Item 5.   Interest in Securities of the Issuer

Mr. Salas individually and as managing partner of Dolphin Offshore Partners, L.P. is the beneficial owner of 16,412,452 common shares, 900,000 face value of 8% Series B Preferred, convertible into 117,188 shares, and 10,500 common stock warrants.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Salas individually and as General Partner of Dolphin Offshore Partners, L.P. has the exclusive right to vote the shares of Common Stock at any regular or special meetings of the shareholders of the Company and/or any actions in lieu of meetings or shareholder proceedings.

Item 7.   Material to Be Filed as Exhibits

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated April 16, 2004

S/Peter E. Salas
Peter E. Salas individually and as General Partner of Dolphin Offshore Partners, L.P.(Name/Title)

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)